

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2025

Joel G. Edwards
Executive Vice President and Chief Financial Officer
Coastal Financial Corporation
5415 Evergreen Way
Everett, WA 98203

  Re: Coastal Financial Corporation
    Form 10-K for Fiscal Year Ended December 31, 2023
    Response dated January 24, 2025
    File No. 001-38589

Dear Joel G. Edwards:

  We have reviewed your January 24, 2025 response to our comment letter and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Concentrations of Credit Risk, page 7

1. We note your response to prior comment 4. We note that CCBX credit enhancement asset totaled $167 million at September 30, 2024 and BaaS credit enhancement income totaled $211 million for the nine months ended September 30, 2024 and appears to be material to your financial statements. Please revise future filings, in the Business section and/or other sections as appropriate, to provide a roll forward of the CCBX credit enhancement asset for each period presented, including increases related to expected losses recognized in the allowance for credit losses, reductions due to payments received, reductions due to credit loss recoveries, and any other adjustments with appropriate discussion or tell us why you do not believe this information is material. Additionally, please revise future filings to more clearly discuss when a payment is due from the CCBX partner (e.g., when the receivable is charged off) and

the contractual terms related to the timing of the payment from the CCBX partner (e.g., 30 days after charge-off, etc.).

Noninterest Income, page 66

2.   We note your response to prior comment 10. Please revise future filings to disclose and discuss any internal performance measures related to the BaaS program that you develop.

Please contact Shannon Davis at 202-551-6687 or Michael Volley at 202-551-3437 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance